UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT
P.E 2-19-03

DIVISION OF
CORPORATION FINANCE
Mail Stop 4-2

03056654

April 15, 2003

Eric C. Jensen
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

Act	1934
Section	
Rule	14a-8
Public Availability	4/15/2003

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

Dear Mr. Jensen:

This is in response to your letter dated February 19, 2003 concerning the shareholder proposal submitted to Siebel Systems, Inc. by College Retirement Equities Fund. We also have received a letter from the proponent dated March 5, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Peter C. Clapman, Senior Vice President
and Chief Counsel Corporate Governance
TIAA-CREF
730 Third Avenue
New York, New York 10017-3206

CRGA

Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

ERIC C. JENSEN
(650) 843-5049
ejensen@cooley.com

Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000

February 19, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. - Stockholder Proposal of College Retirement Equities Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance upon certain provisions of Rule 14a-8(i), the Company excludes a proposal (the "Proposal") submitted by the College Retirement Equities Fund (the "Proponent") from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal and its supporting statement (the "Supporting Statement") are attached hereto as **Appendix A**.

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of the Company are six copies of each of:

1. the Proposal and Supporting Statement; and
2. this letter, which sets forth the bases upon which the Company proposes to omit the Proposal from the Annual Meeting Proxy Materials.

Also enclosed are: (1) copies of the no-action letters and other materials we cite in our discussion below; (2) an additional copy of our letter which we would appreciate having file stamped and returned in the enclosed pre-paid envelope; and (3) all correspondence relevant to the Proposal. As required under Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying it of the Company's intention to omit the Proposal from its Proxy Materials.

The Proposal

The Proposal reads as follows:

> RESOLVED, that the shareholders request the Board of Directors adopt and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in

management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.

- A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.

- Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives face downside financial risk, which they do not face with grants of standard fixed-price stock options.

Bases for Exclusion of the Proposal and Supporting Statement

The Company believes that the Proposal and Supporting Statement may be excluded from the Proxy Materials because:

1. the Proposal deals with matters relating to the Company's ordinary business operations (Rule 14a-8(i)(7));

2. the Proposal is so vague and indefinite as to be misleading (Rule 14a-8(i)(3));

3. the Company lacks the power and authority to implement the Proposal because the Proposal is so vague and indefinite that the Company would be unable to determine what action should be taken (14a-8(i)(6)); and

4. the Proposal and the Supporting Statement contain false and misleading statements (Rule 14a-8(i)(3)).

In addition, due to the numerous materially false and misleading statements contained in the Proposal and Supporting Statement, the Company believes it is appropriate to the exclude the Proposal and the Supporting Statement in their entirety and not permit the Proponent to revise them.

1. The Proposal deals with matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations." The Staff has defined ordinary business operations to include proposals relating to "general compensation issues." *See American Express Co.* (January 16, 2003) (permitting exclusion of a proposal requesting the board of directors not issue stock options to "higher management" unless proposal limited to executive officers); *Minnesota Mining and Manufacturing Co., Inc.* (March 4, 1999) (stating that proposal limiting yearly percentage increase of "top 40 executives" and CEO's compensation to amounts determined by formulas excludable as "relating to ordinary business operations (i.e., general compensation matters)") and; *Caterpillar, Inc.* (Feb. 13, 1992). The Staff has consistently stated that, although proposals relating to general compensation issues are excludable, proposals relating to senior executive and director compensation issues are not excludable. *See Xerox Corp.* (Mar. 25, 1993) (stating that senior executive and director compensation are viewed by the Commission as outside the scope of ordinary business operations), *Sprint Corp.* (March 9, 1993) (stating that "proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business."). The distinction between senior executive compensation and general compensation issues represents the Commission's view that only senior executive compensation has significant policy implications and therefore must be included in proxy materials. *See Exchange Act Release No. 12999* (Nov. 22, 1976).

In *Cadence Design Systems, Inc.* (March 30, 2002), the Staff permitted Cadence Design Systems, Inc. ("Cadence") to exclude the Proponent's proposal requesting that Cadence's board submit to a vote all equity compensation plans that would result in material potential dilution. In attempting to prevent exclusion of its proposal, the Proponent argued, among other things, that "equity compensation raises significant policy issues" and that therefore its proposal was not excludible as ordinary business under Rule 14a-8(i)(7). The Proponent also argued that it was irrelevant that its proposal related to equity compensation plans covering persons who were not senior executive officers. Despite these arguments, the Staff concluded that the proposal related to general compensation matters and could therefore be excluded under Rule 14a-8(i)(7). Like the proposal the Proponent submitted to Cadence, the Proposal in the instant case clearly relates to general compensation matters and may therefore be excluded pursuant to Rule 14a-8(i)(7).

According to the Proposal, the proposed Equity Policy would include, "[a] statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans . . . ." This portion of the Proposal is not limited to the proportion of equity available to senior executives and thus relates to general compensation issues. Just like other compensation issues, the proportion of equity intended to be available for transfer to employees is a matter of ordinary business for the Company's Board of Directors to determine in its business judgment and does not have significant policy implications. See *Cadence Design Systems, Inc.* (March 30, 2002). Moreover, as a result of changing market conditions and other factors, the Board may, in the context of the Company's ordinary business operations, desire to change the proportion of equity it makes available to employees pursuant to stock plans.

Accordingly, it is inappropriate for the Proponent to attempt to limit the Board's ability to conduct ordinary business operations by requiring the Company to state its intentions regarding equity compensation in advance.

The proposed Equity Policy would also include:

> Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives face downside financial risk, which they do not face with grants of standard fixed-price stock options.

Since this portion of the Proposal is also not limited to senior executives, it relates to general compensation issues. It may, therefore, be excluded from the Proxy Materials as a matter related to ordinary business operations under Rule 14a-8(i)(7).

2. The Proposal is so vague and indefinite as to be misleading.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and supporting statement from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials.

The Company believes that the Proposal is misleading in violation of Rule 14a-9 because it is vague and indefinite. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Philadelphia Electric Co.* (July 30, 1992) (proposal requiring committee be elected to consider and present plans to the Board "that will in some measure equate with the gratuities bestowed upon Management, Directors, and other employees" could be excluded under Rule 14a-8(i)(3)); and *Revlon, Inc.* (March 13, 2001) (proposal relating to the company committing itself to full implementation of social accountability standards may be omitted under Rule 14a-8(i)(3) as vague or indefinite).

The Proposal states, "That 'Equity Policy' should include the following principles; Siebel Management would determine the detailed implementation of the principles." However, stockholders are not provided with any guidance with respect to how management might implement those principles.

According to the Proposal, the "principles" that should be included in the Equity Policy require, "A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees." It is unclear what sort of statement would be required. The Proposal neither specifies how far in advance the Company would have to provide a statement with respect to the "proportion of the equity . . . intended to be available for transfer to employees," nor does it state how far into the future such statement of intention would cover. The phrase "some sort of performance hurdle or 'indexing' feature" is similarly ambiguous. It is also unclear how the Company would measure "possible percentage dilution."

The Company also submits that the phrase "wealth opportunity" is so ambiguous as to be misleading. While not entirely clear, it appears that the phrase refers to the granting of equity incentives to employees pursuant to stock plans. If this is the case, the Company believes that the phrase is false and misleading, as it incorrectly and characterizes incentive-based compensation as merely a "wealth opportunity." While the granting of incentive-based compensation may indeed result in the creation of some level of wealth, it also serves to recruit, motivate and retain qualified employees, as well as align the interests of the Company's employees with those of its non-employee stockholders.

Again, although not entirely clear, the Proposal seems to require the Equity Plan to include "holding periods for a substantial portion of shares awarded and earned through stock-related plans." The Company submits that the term "substantial" is inherently ambiguous. Thus, a stockholder would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The proposal also seems to require that the Equity Policy include "other measures to ensure that executives face downside risk," but does not provide any guidance as to what those measures should be or what would qualify as "downside risk."

As noted above, the Proposal and Supporting statement contain numerous vague and indefinite statements that render them misleading. Stockholders reading the Proposal and Supporting Statement would not be able to determine with any reasonable certainty what additional measures would be taken in the event the Proposal were implemented. Accordingly, the Company submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

3. **The Company lacks the power and authority to implement the Proposal because the Proposal is so vague and indefinite that the Company would be unable to determine what action should be taken.**

A stockholder proposal may be excluded under Rule 14a-8(i)(6) because it is vague, with the result that a company would lack the power or authority to implement it. According to the Staff, "a matter may be beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." *International Business Machines Corporation* (January 14, 1992). For the reasons stated in Item 2 above, the Proposal is vague and indefinite. Consequently, the Proposal is effectively rendered meaningless because it is so open-ended and subject to differing interpretations. The Company could potentially implement the Proposal in contravention of the intentions of the stockholders who voted in favor of it as a result of its vague and indefinite nature. Accordingly, the Company believes the Proposal may be excluded under Rule 14a-8(i)(6).

4. The Proposal and Supporting Statement contain false and misleading statements.

As noted above, stockholder proposals and supporting statements may be excluded from a proxy statement because they are false and misleading. The following lists certain statements made in the Proposal and Supporting Statement and explains why each is false and misleading.

Statement 1: The Proposal states that the Equity Policy should include *"other measures to ensure that executives face downside financial risk, which they do not face with grants of standard fixed-price stock options."*

This statement is clearly false and misleading because executives cannot sell the stock underlying their options until such options have vested. Executives are, therefore, subject to downside financial risk prior to the vesting of their options due to potential decreases in the price of the Company's common stock. For example, most options granted to the Company's executives in the last two years have exercise prices higher than the current fair market value of the Company's stock. These options have no current intrinsic value, and the Company's executives therefore are certainly experiencing some "downside risk." In addition, to the to the extent executives do not liquidate their stock-based awards upon vesting or exercising, they are always subject to downside financial risk due to potential declines in the Company's common stock.

Statement 2: "*Potential dilution from options reached about 77% of outstanding shares at Siebel Systems in 2001. . . .*"

The Company believes that the statement is so vague and indefinite as to render it misleading because the reader cannot determine how or at what point in 2001 the Proponent is measuring the potential dilution. As may be determined from the Company's public filings, potential dilution from options as of December 31, 2000 and December 31, 2001 was approximately 40% and 53%, respectively (potential dilution is determined by dividing the number of options outstanding by the number of shares outstanding on a particular date). Each of these percentages is substantially below the 77% stated by the Proponent. In fact, based the Company's review of its financial records, the Company is not aware of any date in 2001, or 2002 for that matter, in which dilution reached this level. In addition, the statement is misleading because it fails to explain how the Proponent calculated a 77% potential dilution level. Further, none of these numbers take into account the cancellation of options discussed below in the discussion relating to Statement 3. If the potential dilution calculations did account for such cancellations, they would be significantly lower. Moreover, the Proponent has chosen to use a historical number rather than the Company's current potential dilution level of 33%.

In summary, the Proponent's statement is materially false and misleading because it: (1) states an inaccurate and outdated potential dilution level; (2) omits the measurement period used for its calculation of potential dilution; (3) fails to disclose its method of calculating potential dilution and (4) omits material information regarding the cancellation of stock options.

Statement 3: *"[T]he 3-year average "run rate" (the percentage of outstanding stock awarded annually) is approximately 15%, suggesting that excessive wealth and ownership transfer could occur."*

This statement that the "3-year average 'run rate' . . . is approximately 15%" is misleading because it fails to take into account that, as disclosed in the Company's Current Report on Form 8-K filed on January 22, 2003:

- the Company, at the request of Mr. Siebel, cancelled all options granted to Mr. Siebel from October 1998 through October 21, 2001 (the date of Mr. Siebel's last option grant), which options covered 25,950,000 shares of the Company's common stock;

- under the Company's option exchange program, approximately 28 million shares underlying employee stock options were cancelled and participating employees received stock or cash in exchange for those options; and

- the Company cancelled a large number of options that were held by employees who were terminated in connection with the Company's recent reduction in force.

The omission of this information in the context of the Proponent's statement regarding the "run-rate" (presumably of option grants) is clearly material, and the Proponent's omission of this information renders its statement misleading. The Company also believes that the statement is so vague and indefinite as to render it misleading because the reader cannot determine which "3-year" period the average "run rate" covers.

Statement 4: *"The dilution measure is more than triple . . . TIAA-CREF's guideline [maximum] of 25% . . . ."*

As stated above, it is difficult to determine how TIAA-CREF is measuring dilution. Assuming the cancellation of Mr. Siebel's options (as described above), which occurred in January 2003, the Company's potential dilution from stock options, as of December 31, 2002, was approximately 33%. This percentage is only slightly higher than TIAA-CREF's stated guideline maximum of 25%. If one were to use the information contained in the Company's public filings, potential dilution from options was 53% on December 31, 2001, a level that is only *twice* TIAA-CREF's guideline maximum. To use convenient historical information rather than current information may lead the Company's stockholders to believe something that is simply not true. Moreover, to imply that the Company's stock option dilution levels are "more than triple" those of the Proponent's guidelines, when the reality is that they are only slightly higher, is materially false and misleading. Finally, the Proponent has not provided any market data for the Company's industry supporting the reasonableness of its guidelines.

Statement 5: "*For the past three years, CEO Thomas Siebel's compensation included option grants on a total of 23,950,000 shares.*"

As stated above, the Company cancelled all options granted to Mr. Siebel from October 1998 through October 21, 2001 (the date of Mr. Siebel's last option grant). The omission of this information is clearly material in the context of the Proponent's disclosure of option grants to Mr. Siebel, and the statement is therefore misleading. In addition, although the Company assumes that the statement refers to the years 1999 through 2001, the statement does not specify the three-year period to which it refers, and it is therefore so vague and indefinite as to render it misleading. If the three-year period is 2000 through 2002, total options granted to Mr. Siebel, not accounting for the cancellation of his options, were 15,950,000, a substantially lower number than that reported by the Proponent. Because the reader cannot determine the three-year period to which the Proponent refers, and the number of options granted would be different depending on the period, this statement is materially misleading.

Statement 6: "*Mr. Siebel's reported ownership of Siebel Systems, Inc. was over 13% of the company in each of those 3 years.*"

This statement incorrectly states that Mr. Siebel's reported *ownership* was over 13% of the Company. The statement refers to Mr. Siebel's reported *beneficial* ownership, which, unlike actual ownership, takes into account options held by Mr. Siebel exercisable within 60 days. Mr. Siebel's actual ownership percentage is significantly lower than 13%. Moreover, the statement does not inform stockholders that the Company cancelled options belonging to Mr. Siebel covering 25,950,000 shares, which significantly lowered Mr. Siebel's *beneficial* ownership in the Company. This omission is clearly material in the context of the Proposal's statements regarding the percentage of Mr. Siebel's beneficial ownership, and the statement is therefore misleading. In addition, the statement is vague and indefinite, as it fails to disclose to which "3 years" it refers.

Statement 7: "*In that same 3-year period, Mr. Siebel realized gains from exercising options of $311,080,401 (using Siebel's proxy disclosures).*"

As with Statement 5, this statement does not reference the "3-year period" to which it refers, and the statement is therefore so vague and indefinite as to render it misleading.

Statement 8: *"Total options granted to all employees in 2001 was 110,390,370 options, more than double the number of options granted in 2000 or in 1999."*

As noted, above, the Company cancelled options covering 25,950,000 belonging to Mr. Siebel in January 2003. In addition, under the Company's option exchange program, which was completed in September 2002, approximately 28 million shares underlying employee stock options were cancelled and participating employees received shares of the Company common stock, and in some cases, cash, in exchange for the cancellation of those options. Finally, the Company cancelled a substantial number of options held by employees that were terminated in the Company's recent reduction in force. The omission of these facts is clearly material in light of the Proponent's disclosures regarding option grants to employees, and the statement is therefore misleading.

In conclusion, the Proposal and Supporting statements contain numerous false and misleading statements. Accordingly, the Company believes the Proposal and the Supporting Statement may be excluded from the Proxy Materials under Rule 14a-8(i)(3).

Due to the numerous materially false and misleading statements, the Company May Exclude the Proposal and the Supporting Statement in their Entirety Pursuant to Rule 14a-8(i)(3).

The Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because, as set forth above, they contain numerous statements that are false and misleading, either independently or because they are vague and indefinite, in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14") states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." For the Staff to spend large amounts of time reviewing stockholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [stockholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8 . . . ."

As set forth above, the Proposal and Supporting Statement contain the types of obvious and material deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. If the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed above in sections 2 and 4 under the heading, "Bases for Exclusion of the Proposal and Supporting Statement."

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i)(3), the Company excludes the Proposal and the Supporting Statement from its Proxy Materials.

* * * * *

If the Staff has any questions with respect to the foregoing, or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from its proxy materials in relation to the Annual Meeting, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

Eric C. Jensen

Enclosures

cc: Peter C. Clapman, Esq.
TIAA-CREF (w/o enclsosures)
Jeffrey T. Amann, Esq.
Siebel Systems, Inc. (w/o enclsosures)

APPENDIX A

RESOLUTION

WHEREAS, we believe that properly structured equity compensation plans for senior executives can effectively align the interests of senior executives with those of long-term shareholders, and merit shareholder support.

WHEREAS, we believe other types of executive equity incentive structures, primarily fixed-price option plans, do not align such interests and may have played a significant role in recent corporate failures.

WHEREAS, we are further concerned that excessive options issued each year, can result in powerful perverse incentive effects that are not in the shareholders' best interests;

RESOLVED, that the shareholders request the Board of Directors adopt and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.

- A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.

- Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives face downside financial risk, which they do not face with grants of standard fixed-price stock options.

SUPPORTING STATEMENT

We believe it is important for companies to demonstrate to shareholders that compensation structures for senior executives incorporate features that align management's interests with those of shareholders, and do not unfairly and excessively enrich management.

We have particular concerns about very dilutive equity plans. Potential dilution from options reached about 77% of outstanding shares at Siebel Systems in 2001, and the 3-year average "run rate" (the percentage of outstanding stock awarded annually) is approximately 15%, suggesting that excessive wealth and ownership transfer could occur. The dilution measure is more than triple and the "run rate" measure is more than four times TIAA-CREF's guideline maximums of 25% and 3%, respectively.

For the past three years, CEO Thomas Siebel's compensation included option grants on a total of 23,950,000 shares. Mr. Siebel's reported ownership of Siebel Systems, Inc. was over 13% of the company in each of those 3 years. In that same 3-year period, Mr. Siebel realized gains from exercising options of $311,080,401 (using Siebel's proxy disclosures). Total options granted to all employees in 2001 was 110,390,370 options, more than double the number of options granted in 2000 or in 1999.

In view of these concerns about the dilution level of fixed-price option grants, and possible excessive wealth and ownership transfers, we believe Siebel's Board of Directors should adopt an Equity Policy as resolved, and put in place stock compensation programs which comply with that Policy.

389510 v5/HN
8cjq05!.DOC

RELEVANT CORRESPONDENCE

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund

730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President & Chief Counsel
Corporate Governance
Tel: 212-916-4232
Fax: 212-916-5813
pclapman@tiaa-cref.org

November 15, 2002

Mr. Thomas Siebel
Chairman and Chief Executive Officer
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404

Dear Mr. Siebel:

I am writing to urge Siebel Systems, Inc. to consider additional steps to ensure alignment of executive equity compensation programs with the interests of long-term shareholders. TIAA-CREF, which owns about 3.2 million shares of stock in Siebel Systems, is a financial services provider and the premier pension system for faculty and staff of America's higher education and research institutions, with assets under management of approximately $250 billion. We approach you as a constructive, long-term owner, and seek dialog and a candid exchange of views on this issue.

For some time, we have been concerned that stock options have become subject to abuse and overuse. It is very important that the compensation committee of the board of directors, in representing shareholders of the company, ensure that sound executive pay structures are in place, especially in the area of equity compensation.

As an essential first step, we ask that your board (and compensation committee) consider formulating explicit standards of stock compensation, i.e.: an "Equity Policy." That Equity Policy should explain the proportion of the equity base of the Company you intend to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of this wealth opportunity you intend within the Company, between the CEO, Senior Executives, and other employees. The Equity Policy can be described in the compensation committee report in the proxy statement.*

We also believe that differential accounting treatments for various compensation arrangements should not determine the type and features of equity plans used by Siebel Systems. In evaluating the relative merits of alternative approaches to equity

* Siebel Systems' possible dilution from stock option plans is about 77%, more than triple the guideline maximum of 25% indicated in TIAA-CREF's *Policy Statement on Corporate Governance*.

compensation, we urge your compensation committee to embrace the following principles:

- Establish holding periods for a substantial portion of equity achieved through options and other stock awards, following vesting and exercise. These holding periods should continue for a substantial period, perhaps even until termination of employment.

- Increase reliance on performance-based equity awards that more closely link pay to executive performance. Such alternatives include restricted stock with performance-linked vesting; performance-based options; premium-priced options, with vesting dependent on attainment of pre-determined goals; and indexed options.

- Adopt plans that involve potential downside risk: for example, increase relative use of restricted stock.

Views on equity compensation programs are evolving, and we are interested in understanding your point of view and the perspective of the Siebel Systems board compensation committee on the principles above. I would appreciate hearing about your views, and information on whether company practices are responsive to these concerns. I can be reached by letter at the address above, by email at pclapman@tiaa-cref.org, or by telephone at (212) 916-4232. Allow me to thank you in advance for your response.

Sincerely,

Peter C. Clapman

cc: Kenneth Goldman, Chief Financial Officer and Senior Vice President – Finance and Administration

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund

730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

December 26, 2002

Mr. Jeffrey T. Amman
Secretary
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404

Dear Mr. Amman:

Please be advised that I, Peter C. Clapman, Senior Vice President and Chief Counsel, Corporate Governance, of COLLEGE RETIREMENT EQUITIES FUND, on behalf of

COLLEGE RETIREMENT EQUITIES FUND ("CREF")
730 Third Avenue
New York, New York 10017
Tel. No. (212) 916-4232

hereby submit the enclosed shareholder resolution to be presented at the next annual meeting of Siebel Systems, Inc. A CREF representative whose name will be timely submitted will be present to support the resolution.

As of the most recent close of business, CREF held approximately 2.4 million shares of Siebel Systems, Inc. common stock; CREF has held shares valued at $2,000 of Siebel common stock for a period in excess of one year prior to the date of this submission. CREF intends to hold a sufficient number of shares as are required under the proxy rules for eligibility purposes through the date of the annual meeting.

Enclosed herewith are the shareholder proposal and supporting statement. We will forward to you a letter from Bankers Trust, the recordholder of shares of Siebel Systems, Inc. owned beneficially by CREF, verifying CREF ownership as of this date.

Also enclosed is a copy of the letter we sent on November 15, 2002 to Chairman and Chief Executive Officer, Thomas Siebel.

Very truly yours,

Peter C. Clapman

Enclosures

RESOLUTION

WHEREAS, we believe that properly structured equity compensation plans for senior executives can effectively align the interests of senior executives with those of long-term shareholders, and merit shareholder support.

WHEREAS, we believe other types of executive equity incentive structures, primarily fixed-price option plans, do not align such interests and may have played a significant role in recent corporate failures.

WHEREAS, we are further concerned that excessive options issued each year, can result in powerful perverse incentive effects that are not in the shareholders' best interests;

RESOLVED, that the shareholders request the Board of Directors adopt and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.

- A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.

- Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives face downside financial risk, which they do not face with grants of standard fixed-price stock options.

SUPPORTING STATEMENT

We believe it is important for companies to demonstrate to shareholders that compensation structures for senior executives incorporate features that align management's interests with those of shareholders, and do not unfairly and excessively enrich management.

We have particular concerns about very dilutive equity plans. Potential dilution from options reached about 77% of outstanding shares at Siebel Systems in 2001, and the 3-year average "run rate" (the percentage of outstanding stock awarded annually) is approximately 15%, suggesting that excessive wealth and ownership transfer could occur. The dilution measure is more than triple and the "run rate" measure is more than four times TIAA-CREF's guideline maximums of 25% and 3%, respectively.

For the past three years, CEO Thomas Siebel's compensation included option grants on a total of 23,950,000 shares. Mr. Siebel's reported ownership of Siebel Systems, Inc. was over 13% of the company in each of those 3 years. In that same 3-year period, Mr. Siebel realized gains from exercising options of $311,080,401 (using Siebel's proxy disclosures). Total options granted to all employees in 2001 was 110,390,370 options, more than double the number of options granted in 2000 or in 1999.

In view of these concerns about the dilution level of fixed-price option grants, and possible excessive wealth and ownership transfers, we believe Siebel's Board of Directors should adopt an Equity Policy as resolved, and put in place stock compensation programs which comply with that Policy.

TIAA CREF

Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President & Chief Counsel, Corporate Governance
212-916-4232
212-916-5813-FAX
pclapman@tiaa-cref.org

January 13, 2003

Jeffrey T. Amann
Senior Vice President and General Counsel
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404

Dear Mr. Amann:

In reference to your letter to me of January 8, 2003, I am enclosing our proof of ownership dated January 10, 2003.

Sincerely,

Peter C. Clapman

X cc: Kim Henningsen

Deutsche Bank

DB Services Tennessee
648 Grassmere Park Road
Nashville, TN 37211

January 10, 2003

To Whom It May Concern:

Bankers Trust is the custodian and record owner (through Cede & Co.) of stock owned beneficially by College Retirement Equities Fund (CREF).

As of December 26, 2002 we had custody of 2,463,619 shares of common stock of Siebel Systems, Inc. (cusip 826170-10-2) owned by CREF. CREF has continuously owned more than $2,000 worth of common stock of this issuer for more than a one-year period ending on December 26, 2002.

Sincerely,

Lacy Smith
Proxy Manager

SIEBEL
eBusiness

SIEBEL SYSTEMS, INC.
2207 BRIDGEPOINTE PARKWAY
SAN MATEO, CA 94404

PHONE (650) 295-5000
FAX (650) 295-5111
www.siebel.com

January 8, 2003

VIA FACSIMILE (212) 916-5813
VIA OVERNIGHT DELIVERY

Peter Clapman
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017

Re: Stockholder Proposal

Dear Mr. Clapman:

We have received the stockholder proposal submitted to Siebel Systems, Inc. (the "Company") by you on behalf of College Retirement Equities Fund ("CREF") dated December 26, 2002 (the "Proposal"). In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we are hereby notifying you that the Proposal failed to meet certain eligibility requirements set forth in Rule 14a-8(b) as described below. The Proposal is deficient for the following reason:

Rule 14a-8(b)(1) requires that to be eligible to submit a proposal, a stockholder must have held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of such proposal. Pursuant to Rule 14a-8(b)(2)(i), one way to verify eligibility is to submit a written statement from the "record" holder verifying that, at the time the Proposal is submitted, the stockholder continuously held the securities for at least one year. You have stated that CREF has held shares of the Company's common stock valued at $2,000 for a period of more than one year prior to December 26, 2002, and also indicated that you would forward a letter from Bankers Trust verifying CREF's ownership. To date, we have not received any such confirmation, and the Company's transfer agent, Mellon Investor Services, has confirmed that CREF is not a record holder of shares of the Company's common stock. Therefore, verification by the record holder of the shares that CREF is the beneficial owner and has continually held the shares for over one year has not been provided by the date of submission of the Proposal.

Please submit to us confirmation by the record holder of the shares that CREF is the beneficial owner and has continually held the shares for over one year. Please note that, in accordance with Rule 14a-8, your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days after your receipt of this letter.

If you have any questions with respect to the foregoing, please feel free to call me at (650) 477-5662 or Kimberley Henningsen, Senior Corporate Counsel, at (650) 477-5764.

Best Regards,

Jeffrey T. Amann,
Senior Vice President and General Counsel

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund

730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

March 5, 2003

Office of the Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. Shareholder Proposal

Ladies and Gentlemen:

We are responding to the February 19 letter received on the 20th from Cooley Godward LLP, counsel for Siebel Systems, Inc., ("the Company") seeking to omit the TIAA-CREF shareholder resolution filed on December 26, 2002 on the important subject of executive compensation. The resolution requests that the Company adopt equity compensation plans for senior executives that are performance-based with certain other criteria rather than, as currently, massively reliant on fixed-price stock options. I will address the arguments of the Company, each of which should be rejected by the Commission staff so that the Company's shareholders may vote on this important issue.

Before doing so, I note that the Company never discussed the text of our resolution with us, prior to its letter to the SEC. It would be a far better process and more consistent with the spirit of the Proxy Rules for issuers to try to work out any bona fide clarifications directly with the shareholder, rather than simply file no-action letters with the SEC. Consequently, the burden is now placed on the SEC staff to parse words and sentences in this dispute where reasonable efforts by private parties exercising good faith might avoid such a misplacing of burden. Additionally, the Company's arguments, across the board are an attempt to amend our shareholder resolution to say what they would like us to say rather than for the Company itself to make those arguments in its Statement of Opposition.

1. **<u>The TIAA-CREF resolution does not relate to ordinary business.</u>**

The TIAA-CREF resolution by any fair reading relates to equity compensation for senior executives of the Company as is clear from the first sentence of the resolution. None of the precedents cited by the Company involve resolutions directed to senior executive compensation. Interestingly, the Company cites the staff response last year in the Cadence Design Systems, Inc. matter (a TIAA-CREF shareholder resolution) without acknowledging the Division of Corporation Finance Staff Legal Bulletin No. 14A, dated July 12, 2002 which, after reviewing the policy issues further, clearly states that the Cadence precedent would no longer be followed, in light of the important public concerns about executive compensation, an observation certainly relevant to the issue at hand.

The Company's arguments try to get around these precedents by misconstruing the context of our single reference to "employees" in the first bullet point. The clear purpose of the resolution is to relate senior executive compensation to the Company's overall compensation plans. Although we believe the Company's arguments are misplaced, in the interest of accommodation, we are willing to add the word "executive" on the second line of the resolution before "management" ("use of equity in executive management compensation programs") and re-word the first bullet point to eliminate the word "employees" as follows:

> "A statement about the proportion of equity the company intends for senior executives and the CEO under all company equity compensation plans, as measured by possible percentage dilution, and the distribution of that wealth opportunity intended within the company between the CEO and senior executives."

The Company's arguments regarding the second bullet point, misreads our clear reference to senior executives. We are willing, however, to add the words "for senior executives" on line 1 after "compensation plans."

2. **<u>The TIAA-CREF resolution is not vague and misleading.</u>**

Similar arguments were made by SBC Communications, Inc. in an attempt to exclude a nearly identical resolution. The Commission staff by letter dated February 7, 2003 rejected these arguments, the nearest precedent for the current matter. We have no doubt that the Company's shareholders, as in the SBC situation, will be quite able to understand our resolution and express their views accordingly.

3. **<u>The TIAA-CREF resolution is not beyond the Company's power to implement.</u>**

The Company is simply trying to attach additional "vague and misleading" arguments to another statutory section. We do not doubt the Company's ability to understand and to implement the proposal if in good faith it wished to do so. For the reasons cited above and based on the SBC precedent, this argument has no merit.

4. **<u>The TIAA-CREF resolution is not false and misleading.</u>**

We make a number of statements and cite a number of quantitative measures of how the Company's equity compensation plans dilute current shareholders, all of which are accurate as of the date of our filing, December 26, 2002. The Company, however, attempts to challenge our numbers and attach the label "false and misleading" first arguing that our numbers are false even as of the date of filing and then further false based on actions taken on January 22, 2003, subsequent to the filing of our resolution.

I will address the Company's arguments below.

a. Our numbers are correct and accurate as of the date we filed our resolution, determined in accordance with generally accepted methodology. Indeed, the nonprofit highly respected Investor Responsibility Research Center (IRRC) calculates virtually the same numbers as ours. See excerpts from IRRC's 2003 Stock Plan Dilution book in Attachment A. A CBS MarketWatch article, Attachment B, uses the IRRC calculations, noting in the last paragraph that the Company was in the "top five" of largest market overhang (another word for dilution) of stock options. For SEC staff purposes only, we attach (Attachment C) a spreadsheet showing our calculations and the sources of the numbers used. If we were to provide all of the numerical support for our computations in the resolution, it would require using much of the 500-word limit, perhaps the Company's goal, a result that we believe would detract from the more important policy issues of equity compensation that the Company's shareholders should focus upon. We do not know how the Company calculates its option dilution or overhang differently, but of course it is free to argue the point as a statement of opposition in its Proxy Statement.

   As for the argument that fixed-price stock options have downside risk, the Company is equating the *opportunity* for gain (no loss is incurred if the option is not exercised) with the actual loss that a shareholder suffers when the price of his or her shares go down. We disagree as is clear from our resolution.

b. The Company's actions of January 22, 2003 are not material to our December 26, 2002 resolution and it is the Company's characterization of such actions that are false and misleading because of material omissions. The Company for some time has been the subject of criticism of many commentators about the Company's corporate governance practices generally and its executive compensation practices in particular. Indeed, at the annual conference of the Council of Institutional Investors last September, a highlight was "Bud" Crystal's highly critical analysis of the Company's practices. He is not alone in shining a wholly different light on the Company's actions. For example, right after the Company cancelled the options, a Reuters' account dated January 27, 2003, cited street analysis that is more than somewhat skeptical about the Company's official explanation. See Attachment D. Even on January 22, 2003, the date of the Company actions, the concerns and criticisms about the Company's compensation plans were being expressed. See Attachments E and F.

   Under these circumstances, we question the materiality of any of the actions taken subsequent to the filing of our resolution. The materiality of these "facts" is lessened considerably by the clear sense that the fundamental policy of the Company as to executive compensation has not changed. The Company has not indicated that its future executive compensation plans will be performance-based rather than continued reliance on massive use of fixed-price options. Canceling millions of out-of-the-money options granted in past years does not equate to a fundamental change of future policy. We can easily do some minor editing to put the timing of our numbers in correct context.

c. No company actions subsequent to the filing of a shareholder resolution can disenfranchise shareholders. The Company's arguments that its January 22, 2003 action has such effect—claiming that a shareholder is deprived even of the opportunity for fair editing—are so overreaching as to border on the incredible.

We urge the Commission staff to reject the notion that this Company or indeed any company receiving a shareholder resolution can preclude shareholders from exercising rights under the Proxy Rules by actions taken after the resolution is filed. In this situation, we believe any necessary editing would be quite minimal since the Company has not publicly changed its future executive compensation policy which is the thrust of our resolution.

In conclusion, the key fact for purposes of the Company's no-action request is that the Company has shown no inclination to change its fundamental policy dealing with executive compensation, and has chosen to debate our resolution not through its Statement of Opposition but by imposing the burden on the SEC staff. For those reasons, TIAA-CREF has brought this resolution and we urge the Commission staff to deny the relief sought by the Company and permit these important policy issues to be voted upon by shareholders.

Sincerely,

Peter C. Clapman

cc: Eric C. Jensen, Cooley Godward LLP
Jeffrey T. Amman, Siebel Systems, Inc.

Attachment "A"

TABLE 7: 10 COMPANIES WITH HIGHEST DILUTION

Company	Total dilution (%)	S&P Index	Economic sector
Roxio	87.5	SmallCap	Information Technology
Broadcom	85.5	S&P 500	Information Technology
Actel	77.9	SmallCap	Information Technology
Siebel Systems	77.1	S&P 500	Information Technology
Triarc	73.3	SmallCap	Consumer Discretionary
Nvidia	70.3	S&P 500	Information Technology
Gateway	67.7	S&P 500	Information Technology
3Com	67.2	MidCap	Information Technology
NVR	65.6	SmallCap	Consumer Discretionary
Cognex	63.9	SmallCap	Information Technology
Average of top 10 companies	73.7		
Median of top 10 companies	71.8		
Average of all companies	15.7		
Median of all companies	14.8		

This year's winner for the company with the highest potential total dilution is Roxio, an information technology company with a market capitalization of approximately $94 million and total dilution of 87.5 percent. The company maintains an option plan with a replenishment feature that annually adds to the available pool of funds a number of shares equal to the lesser of 6 percent of the outstanding common shares or 4 million shares. The share replenishment feature is responsible for over 60 percent of the company's total dilution. In addition to this plan, the company also maintains an employee stock purchase plan with a share replenishment feature. The dilution from this plan is not included in this year's study. If the purchase plan shares were to be included, the company's total dilution would balloon by an additional five percent.

The company with the second highest total dilution in this year's study is Broadcom, a technology company with a market capitalization of approximately $5.7 billion. The company's 1998 Stock Option Plan contains a share replenishment feature that annually increases the number of shares available for grant by the lesser of 4.5 percent of the company's outstanding common stock or 18 million shares. That evergreen provision could create up to 31 percent dilution before the plan terminates in 2008. The projected dilution is in addition to the 49 percent overhang created by options outstanding and available at the end of the company's last fiscal year. In addition, the company sought to add 13 million shares to its 1998 Stock Option Plan, which created an additional 5 percent dilution and results in the company's high total overhang of 85 percent. Further, Broadcom maintains a non-shareholder-approved plan, the details of which were not disclosed in the company's annual report.

Actel, another technology company and last year's occupant of the top position for overall potential dilution, has a market capitalization of $496 million and a dilution level of 78 percent. The company's 1986 Stock Incentive Plan contains a share replenishment feature that annually reserves 5 percent of the outstanding common shares. This feature could create up to 40 percent dilution over the next eight years, until the plan terminates in 2010. Outstanding and currently available shares are responsible for the remaining 38 percent in the company's overall dilution.

Company	Economic sector	Market cap. (mils)	S&P Index	Exch.	Ticker	Industry group	Total dilution (%)	Ann. 3-year grant rate	Footnote
Scana	Utilities	2,906	MidCap	NYSE	SCG	Multi-Utilities	0.8	0.3	a
Schein (Henry)	Health Care	1,891	MidCap	OTC	HSIC	Health Care Dist. and Svcs	11.1	1.9	a, d
Schering-Plough	Health Care	50,496	S&P 500	NYSE	SGP	Pharmaceuticals	8.3	0.7	a, d
Schlumberger	Energy	33,523	S&P 500	NYSE	SLB	Oil & Gas Equip. & Svcs.	5.7	0.9	a
Scholastic	Cons. Discretionary	1,581	MidCap	OTC	SCHL	Publishing & Printing	28.5	3.5	a, b, d
School Specialty	Cons. Discretionary	454	SmallCap	OTC	SCHS	Catalog Retail	20.0	5.8	c
Schwab (Charles)	Financials	17,890	S&P 500	NYSE	SCH	Diversified Financial Svcs.	14.8	2.8	
Schweitzer-Mauduit International	Cons. Staples	338	SmallCap	NYSE	SWM	Tobacco	9.8	1.8	
Scientific-Atlanta	Information Technology	3,369	S&P 500	NYSE	SFA	Telecommunications Equip.	12.6	3.1	
SCM Microsystems	Information Technology	179	SmallCap	OTC	SCMM	Networking Equip.	59.5	10.1	c
Scotts	Materials	1,253	SmallCap	NYSE	SMG	Fertilizers & Agric. Chemicals	15.9	3.0	a
SCP Pool	Cons. Discretionary	784	SmallCap	OTC	POOL	Leisure Products	18.3	2.9	d
SCPIE Holdings	Financials	158	SmallCap	NYSE	SKP	Property & Casualty Insurance	31.2	3.7	d
Seacor Smit	Energy	984	SmallCap	NYSE	CKH	Oil & Gas Equip. & Svcs.	4.7	0.7	
Sealed Air	Materials	3,942	S&P 500	NYSE	SEE	Paper Packaging	0.6	0.0	d
Sears, Roebuck	Cons. Discretionary	16,962	S&P 500	NYSE	S	Department Stores	15.9	2.8	c, d
SEI Investments	Financials	4,664	MidCap	OTC	SEIC	Diversified Financial Svcs.	16.7	1.7	
Selective Insurance Group	Financials	570	SmallCap	OTC	SIGI	Property & Casualty Insurance	13.9	0.5	a, d
Sempra Energy	Utilities	4,625	S&P 500	NYSE	SRE	Gas Utilities	23.0	1.7	c
Semtech	Information Technology	2,335	MidCap	OTC	SMTC	Semiconductors	20.0	4.6	a
Sensient Technologies	Cons. Staples	1,008	MidCap	NYSE	SXT	Packaged Foods	13.7	1.4	d
Sepracor	Health Care	1,514	MidCap	OTC	SEPR	Biotechnology	18.5	3.0	d
Sequa	Industrials	537	MidCap	NYSE	SQAA	Aerospace & Defense	9.3	0.1	b
Shaw Group	Industrials	1,102	SmallCap	NYSE	SGR	Construction & Engineering	7.9	3.6	a
Sherwin-Williams	Cons. Discretionary	4,080	S&P 500	NYSE	SHW	Home Improvement Retail	17.3	2.4	d
Shopko Stores	Cons. Discretionary	520	SmallCap	NYSE	SKO	General Merchandise Stores	11.7	3.1	
Shurgard Storage Centers	Financials	1,097	SmallCap	NYSE	SHU	Real Estate Investment Trusts	13.8	3.3	a, c, d
Siebel Systems	Information Technology	15,078	S&P 500	OTC	SEBL	Application Software	77.1	15.0	
Sierra Health Services	Health Care	365	SmallCap	NYSE	SIE	Managed Health Care	29.3	7.2	
Sierra Pacific Resources	Utilities	712	MidCap	NYSE	SRP	Multi-Utilities	1.2	0.5	a
Sigma-Aldrich	Materials	3,345	S&P 500	OTC	SIAL	Specialty Chemicals	11.6	1.2	
Silicon Valley Bancshares	Financials	1,283	MidCap	OTC	SIVB	Banks	17.4	3.4	d
Simpson Manufacturing	Industrials	743	SmallCap	NYSE	SSD	Building Products	3.9	0.4	a
Six Flags	Cons. Discretionary	1,650	MidCap	NYSE	PKS	Leisure Facilities	13.7	1.3	
Skyline	Cons. Discretionary	228	SmallCap	NYSE	SKY	Homebuilding	0.0	0.0	
Skywest	Industrials	1,415	SmallCap	OTC	SKYW	Airlines	17.5	1.4	
Smith (A.O.)	Industrials	589	SmallCap	NYSE	AOS	Electrical Components & Equip.	18.4	1.8	b, d

Attachment "B"

WEEKEND INVESTOR

Watch out for stock-option overhang

Investing tip: Companies with the most on the line

By Deborah Adamson, CBS.MarketWatch.com
Last Update: 3:40 PM ET Nov. 22, 2002

E-mail this article | Printer-friendly

LOS ANGELES (CBS.MW) -- Just as your portfolio seems to be perking up a bit, another thing to worry about -- a possible flood of stock-option exercises piled ι bear market.

Two-thirds of U.S. companies suffer from high levels of "stock-option overhang," up from half in recent years, according to the sixth annual survey by Watson Wyatt, a Washington, D.C.-based benefits consulting firm.


Advantage: your
BuyPower

Overhang represents the amount of stock options waiting in the wings to be granted or exercised -- using the right to buy a stock at a certain price -- and its proportion to a firm's total shares outstanding. Thus, overhang measures the potential dilution to a shareholder's ownership stake.

"It's the overhang hangover. Shareholders wake up with a pounding in their heads," said Patrick McGurn, special counsel at Institutional Shareholder Services, a proxy advisory firm to institutional investors.

Let's say you own 10,000 shares in a company with a million shares; your stake is 1 percent. If the overhang could add another million shares to the pot and the company's market value stays the same, your stake would be whittled down to 10,000 shares out of 2 million, or half a percent.

"All the shareholder owns is stock. That share is going to be diluted or shrink; that investment will be worth less," McGurn said.

Watson Wyatt's study of more than 1,200 companies showed that too

INFORMATION FOR SEBL:

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8.87 +0.10 +1.14%


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much overhang hurt investor returns – yet so did too little. Stock options are used to motivate employees to perform. Too much of it dilutes ownership; too little doesn't provide much motivation. Companies much find a good balance, or "sweet spot."

For instance, shares of tech companies with high and low overhang levels fell by more than 20 percent in 2001 vs. a negative12 percent return for companies in the middle, the study said.

"There's a balance between dilution and motivation," said Ira Kay, national director of compensation consulting. "There definitely are many companies where, on average, dilution was greater than motivation. Sophisticated investors are punishing companies with big overhang" by avoiding or selling their stock.

Employees may be motivated, but investors are suspicious about whether they can ov dilution, he added. As such, shares of these firms are about 10 percent lower than the Kay said.

"Extremely high levels of overhang are bad in bull or bear markets," he added.

A percentage of more than 20 is considered high while 1 to 2 percent is rather low, he balance is around 10 to 15 percent. However, there are industry variations. The sweet utility or consumer goods companies is 6 percent but it's 15 percent for tech and healtl includes the biotech sector.

Not surprisingly, technology companies top the list, since the group has relied on stocl reward employees more than any other industry, according to Watson Wyatt. Tech coı pushed their overhang level to an average 24.9 in 2001 from 21.3 in 2000.

It's the biggest year-over-year change of all the major industry groups in the survey. Tl cause is unexercised stock options.

Crunching the numbers

Investors can crunch overhang numbers fairly easily by accessing a company's Secur Exchange Commission filings at www.sec.gov and searching the Edgar database.

Let's look at Gateway (GTW: news, chart, profile). Its 2001 annual report (10-K) was fi February. The numbers you need to find are the stock options available for granting to and those already granted but not yet exercised. Then determine what percentage it c the total common shares outstanding, which excludes stock options, said Annick Dunr research analyst at the Investor Responsibility Research Center (IRRC).

In the 10-K, skip past the computer-maker's income statement and balance sheet to tr called "Notes to Consolidated Financial Statements." Look for item number eight, titlec Option Plans, Employee Stock Purchase Plan and Warrant," on page 44. There, you'll Gateway had 9.8 million common shares reserved and available for granting as of Dec

Next, look at the table on the following page that summarizes stock option activity for s
You'll see that Gateway had 63.8 million shares outstanding tied to stock options (alre
but not exercised). Since Gateway has more than one class of stock, add the 61,000 f
company's Class A shares too from the table.

As for the total common shares outstanding, the first page of the 10-K tells you that Ga
nearly 324 million shares. (Try to get the most recent figure available. If there's a newe
statement filed with the SEC - it's called Def 14A - look for total outstanding shares on
page.) Don't use the weighted average shares outstanding number found at the bottor
income statement.

Adding 9.8 million, 63.8 million and 61,000 shares, then dividing it by 324 million share
has an overhang of nearly 23 percent - the percentage by which the shares could be c

There's another wrinkle: Gateway has an "evergreen" stock option plan, where shares
yearly for eventual granting as stock options, Dunning said. The plan, which ends in 2(
that 5 percent of total outstanding shares are set aside annually. (The April 2000 Def 1
the plan, later approved by shareholders.)

Using 2001 as a base, nine years remain on a plan that potentially adds another 146 r
to total outstanding. (Five percent of 324 million shares, the most recent figure for tota
shares, is 16.2 million set aside yearly for nine years.)

When you add that to the stock option total, Gateway comes out with a whopping over
68 percent. However, take comfort that only about 10 percent of companies offer an e
plan.

Why do it? "Companies don't want to go through the hassle of getting shareholder app
more shares," Dunning said.

Investing tip:

Preliminary results of an upcoming study from IRRC list Roxio, a maker of digital audic
products and the new owner of Napster, as the company with the largest overhang lev
percent.

IRRC attributed the high figure to Roxio's evergreen options plan, saying that the stud
shares scheduled to be set aside automatically until the plan ends in 2011. Roxio Chie
Officer Elliot Carpenter said that excluding those shares, the overhang would be 25 pe

Rounding out the top five in the IRRC study are three technology firms -- Broadcom (E
chart, profile) at 85.5 percent, Actel (ACTL: news, chart, profile) at 78 percent, Siebel S
(SEBL: news, chart, profile) with 77 percent -- and Triarc (TRY: news, chart, profile), th
of Arby's restaurants, at 73.3 percent.

Deborah Adamson is a reporter for CBS.MarketWatch.com in Los Angeles.

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Attachment "C"

Siebel Systems, Inc. Dilution and Run Rates--FY 2001
All figures are from the 12/31/2001 10K

SEBL Dilution (#s in 000s)

12/31/2001	shares avail for grant	117,179
	options outstanding	247,204
	TOTAL	364,383
	shares outstanding	466,950
	potential dilution	78.03%

SEBL Run Rates (#s in 000s)

Year	Shares outstanding	Options granted	Run rate
FY2001	466,950	110,836	23.74%
FY2000	442,392	46,765	10.57%
FY1999	402,779	55,148	13.69%
Average			16.00%

Attachment "D"

Financial News

Reuters

UPDATE - More to Siebel option move than meets eye-analyst

Monday January 27, 6:33 pm ET

(Adds company comment, details; updates stock activity)

PALO ALTO, Calif., Jan 27 (Reuters) - Legal reasons may have played a role in last week's voluntary stock option give-back by Siebel Systems Inc. (NasdaqNM:SEBL - News) Chief Executive Tom Siebel, a JMP Securities analyst said on Monday.

The Silicon Valley software maker on Wednesday said its founder and top executive had canceled 26 million share options granted to him since October 1998 in an effort to reduce earnings dilution to stockholders.

"In addition to the official reason of reducing potential net dilution, we believe a number of other factors may have played a role in the decision to cancel these options," JMP Securities analyst Pat Walravens wrote in a client note on Monday.

Among other things, Walravens said last week's move has the "potential to resolve inconsistencies in proxy statements filed with the (Securities and Exchange Commission) that describe option grants to Mr. Siebel."

Some shareholders have criticized the No. 1 maker of customer service, marketing and selling software, saying its heavy use of employee stock options has enriched executives and insiders at investors' expense.

In September, the Teachers' Retirement System of Louisiana sued Siebel Systems in San Mateo (California) County Superior Court, alleging that the software maker violated its own rules for granting stock options.

A company spokesman said the Teachers' lawsuit is baseless, and that before it was filed, Siebel already had requested to the SEC that he turn in the options.

In his note, Walravens said proxy statements filed with the SEC in 1999 show

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different numbers of shares underlying the same stock option grants made to Siebel in 1998.

Two grants also appear to have been made to Siebel at below the fair market value of the stock on the date of the grants, he said.

Walravens noted the decision to cancel the options may also have arisen from the company's "desire to offset accusations that Mr. Siebel has received excessive executive compensation."

Such issues were flagged in the Teachers' lawsuit.

On other fronts, Walravens said it appeared that about 20 million of Siebel's 26 million surrendered options were devalued, and that the move would increase the number of shares available for stock option grants to employees.

In a separate move, the software maker last year allowed employees to swap 28 million "out-of-the-money" share options for cash or shares. It took a $55 million charge related to the program, for which Tom Siebel was not eligible to participate.

According to a footnote in Siebel Systems' 2001 annual report, the company would have reported a net loss of $467 million, instead of the reported net profit of $255 million, if it had been required to expense the cost of employee options.

Siebel was paid $1 in salary and received no bonus in 2001. Nevertheless, the chief executive sold about $175 million in stock that year, Walravens noted.

Siebel shares closed down 14 cents at $8.21 on the Nasdaq. The company's revenues have been falling amid a two-year corporate spending drought, and its shares have lost 76 percent of their value over the last year.

Attachment "E"

Reuters

UPDATE - Siebel cancels 26 million CEO options

Wednesday January 22, 3:30 pm ET

By Lisa Baertlein

(Recasts; adds details, background, stock activity; previous NEW YORK)

PALO ALTO, Calif., Jan 22 (Reuters) - Software maker Siebel Systems Inc. (NasdaqNM:SEBL - News) on Wednesday said it had canceled 26 million share options held by its top executive and founder, Tom Siebel, a move he had requested after criticism that the company had diluted shareholder returns through excessive option grants.


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Siebel Systems, the No. 1 maker of customer service and sales force management software, has been one of Silicon Valley's heaviest users of employee stock options. As a result, the San Mateo, California-based company has come under fire from investors, who charge the practice has enriched many Siebel Systems employees at their expense.

Tom Siebel requested last year that the company cancel nearly 26 million stock options that had been granted to him to reduce earnings dilution to stockholders.

The cancellation of Siebel's options, worth $56.1 million under the Black-Scholes option valuation model, was finalized on Jan. 21, reducing Siebel's beneficial ownership of the company to 10.7 percent from 13.5 percent, the company said in a regulatory filing.

Siebel said canceling the options would not affect its income statement.

The company statements, however, will include a footnote noting that if options were expensed, it would take a $150 million charge to amortize the remaining deferred compensation expense associated with the options.

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LAYOFFS HAVE HELPED

Under that accounting method, which is not mandatory, the company said its adjusted compensation expense for 2003 would be reduced by $100 million, for 2004 will be reduced by $95 million and for 2005 will be cut by $55 million.

Last year, Siebel Systems swapped out 28 million devalued employee stock options for cash or shares in a move that cut the number of its outstanding employee options by just over 20 percent. Layoffs at the software company also have helped reduce the number of employee options the company has out.

Siebel Systems said in a regulatory filing in November that it would record a pro forma charge of up to $650 million related to that employee options swap plan. The related charge also will appear in a footnote and not affect the company's reported income statement or balance sheet.

Siebel Systems booked a $55 million charge related to the option settlement plan in the third quarter.

As a result of the swap program, Siebel Systems was forced to accelerate the amortization of the remaining deferred compensation associated with the canceled options. The resulting pro forma charge of up to $650 million will be in addition to in addition to the normal recurring pro forma expense related to all of the company's stock options.

In the related footnote in its 2001 annual report, Siebel said it would have reported a net loss of $467 million, compared with a net profit of $255 million, if it had been required to expense the cost of employee options.

Siebel Systems software sales -- and those of its peers -- have been falling amid business investment in such systems.

The company's shares, which soared during the Internet boom, have lost 78 percent of their value over the last 52 weeks. They were up 47 cents or about 5.5 percent at $8.55 in late afternoon Nasdaq trade ahead of the company's expected announcement of its fourth-quarter earnings after the close. (With additional reporting by Caroline Humer in New York)

Attachment "F"

Siebel cancels $56 mln in CEO options

By Mike Tarsala, CBS.MarketWatch.com
Last Update: 5:00 PM ET Jan. 22, 2003

SAN MATEO, Calif. (CBS.MW) - Siebel Systems said Wednesday that the softwa canceled some $56 million worth of stock options granted to its chief executive, to reduce dilution to other stockholders.

The company revealed in a regulatory filing that Tom Siebel, chairman and CEO, notified the company's board in June that he would cancel options granted since October 1998 to buy 25.95 million Siebel shares. The board approved the cancellation on Tuesday, after the Securities and Exchange Commission confirmed the company's proposal.

Siebel shares (SEBL: news, chart, profile) rose 31 cents, or 4 percent, to close at $8.39 on the Nasdaq. The company's stock has risen from $5.33 a share in early October, although it has dropped from $38 a share in January 2002.

Canceling the options reduces Tom Siebel's stake in the company to about 10.7 percent from 13.5 percent, based on the number of Siebel shares outstanding at the end of 2002.

Of note is that Siebel Systems still faces a lawsuit from the Teachers' Retirement System of Louisiana, who claimed last year that Tom Siebel "knowingly certified inaccurate financial results" by failing to record expenses for options awarded to Siebel that were granted below the market price.

The retirement fund claims that since 1999, Siebel failed to record about $22.2 million in expenses to discounted options awarded to Tom Siebel and President Paul Wahl, according to the retirement fund's revised lawsuit, filed Nov. 8. The revision updates an initial lawsuit filed Sept. 23.


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Siebel Systems has stated repeatedly that it did not give away discounted stock options, and that the company has accounted for its stock option grants accurately.

The company said in the filing that canceling the options will not affect its income statement. However, the company's pro forma earnings for 2003 will include a charge of about $250 million to amortize the remaining deferred stock option expenses, in addition to the company's normal recurring stock option costs.

Under the company's pro forma accounting, canceling the options will reduce the com adjusted compensation expenses by $100 million in 2003, by $95 million in 2004, and million in 2005.

Mike Tarsala is a San Francisco-based reporter for CBS.MarketWatch.com.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

The proposal requests that the board of directors adopt and disclose in the proxy statement an "Equity Policy" designating the intended use of equity in management compensation programs including certain principles contained in the proposal.

We are unable to concur in your view that Siebel may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the phrase that begins "Potential dilution from options . . ." and ends ". . . at Siebel Systems in 2001"; and

- specify the three years referenced in the phrase that begins ". . . and the 3-year average 'run rate'. . ." and ends ". . . ownership transfer could occur" and in the sentence that begins "For the past three years . . ." and ends ". . . a total of 23,950,000 shares."

Accordingly, unless the proponent provides Siebel with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Siebel omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Siebel may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Siebel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Siebel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Siebel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

for

Gail A. Pierce
Attorney-Advisor